EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Six Months Ended June 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$137,920	$71,047
Capitalized interest expense	676	—
Rental expense interest(1)	2,082	1,884
Total	$140,678	$72,931
Earnings
Pre-tax income	$34	$(16,372)
Income from equity investees	(402)	(514)
Fixed charges	140,678	72,931
Amortization of capitalized interest	—	—
Minority interest	94	125
Total	$140,404	$56,170

Ratio	1.00	0.77

Deficiency	$—	$16,761

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(1)	Those portions of rent expense that are representative of interest cost.

The following table sets forth HBMC’s ratios of earnings to fixed charges for the periods shown:

	For the Six Months Ended June 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$18,809	$11,707
Capitalized interest expense	676	—
Rental expense interest(1)	2,082	1,884
Total	$21,567	$13,591

Earnings
Pre-tax income	$(41,718)	$(40,536)
Income from equity investees	(402)	(514)
Fixed charges	21,567	13,591
Amortization of capitalized interest	—	—
Minority interest	94	125
Total	$(20,459)	$(27,334)
Ratio	(0.95)	(2.01)

Deficiency	$42,026	$40,925

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(1)	Those portions of rent expense that are representative of interest cost.